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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 11-K


      (Mark One)

          [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

                                       OR

          [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM __________ TO __________


                         COMMISSION FILE NO. 001-06702


     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                               NEXEN SAVINGS PLAN
                          12790 Merit Drive, Suite 800
                            Dallas, Texas 75251-1270

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   NEXEN INC.
                              801 - 7th Avenue SW
                        Calgary, Alberta, Canada T2P 3P7

          NEXEN SAVINGS PLAN

          FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

          DECEMBER 31, 2007 AND 2006

                                C O N T E N T S


                                                                           Page


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.......................1


FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits..........................2

     Statements of Changes in Net Assets Available for Benefits...............3

     Notes to Financial Statements............................................4


SUPPLEMENTAL SCHEDULE *

     Schedule H, line 4i - Schedule of Assets (Held at End of Year)..........13



         * Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Administrative Committee
NEXEN SAVINGS PLAN
Dallas, Texas

We have audited the accompanying statements of net assets available for benefits of the Nexen Savings Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Nexen Savings Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.


Dallas, Texas
June 20, 2008

                               NEXEN SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2007 AND 2006

                                                           2007              2006
                                                       ------------     ------------
                                     ASSETS
   Cash                                                $        340     $  2,116,979
   Investments, at fair value                            58,017,612       52,428,892
   Accrued dividends receivable                              13,749                -
Participant loans                                           761,928          788,945
                                                       ------------     ------------

TOTAL ASSETS                                             58,793,629       55,334,816
                                                       ------------     ------------

                                  LIABILITIES
   Due to broker                                                304            1,781
   Other payables                                                 5                -
                                                       ------------     ------------

TOTAL LIABILITIES                                               309            1,781
                                                       ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE          58,793,320       55,333,035

   Adjustment from fair value to contract value for
     fully benefit-responsive investment contracts          (39,594)        (128,693)
                                                       ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS                      $ 58,753,726     $ 55,204,342
                                                       ============     ============


The Notes to Financial Statements are an integral part of these statements.

                               NEXEN SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006


                                                            2007          2006
                                                        -----------    -----------
ADDITIONS

  Investment income:
    Net appreciation in fair value of investments       $ 1,694,755    $ 4,878,615
    Interest                                                275,523        332,758
    Dividends                                             3,207,061      2,013,672
                                                        -----------    -----------

                                                          5,177,339      7,225,045
                                                        -----------    -----------

  Contributions:
    Participants                                          2,536,726      2,305,947
    Employer                                              1,561,047      1,355,299
    Rollover                                              1,244,981        120,823
                                                        -----------    -----------

                                                          5,342,754      3,782,069
                                                        -----------    -----------

TOTAL ADDITIONS                                          10,520,093     11,007,114
                                                        -----------    -----------

DEDUCTIONS

  Benefits paid to participants                           5,037,612      2,336,249
  Transfer of Plan assets                                 1,928,109              -
  Administrative expenses                                     4,988          4,725
                                                        -----------    -----------

TOTAL DEDUCTIONS                                          6,970,709      2,340,974
                                                        -----------    -----------

NET INCREASE IN NET ASSETS AVAILABLE                      3,549,384      8,666,140


NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR     55,204,342     46,538,202
                                                        -----------    -----------


NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR          $58,753,726    $55,204,342
                                                        ===========    ===========

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 1.   DESCRIPTION OF THE PLAN

     The following description of the Nexen Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan Document.

     The Plan is a defined contribution plan that was adopted September 1, 1988, and amended and restated effective January 1, 2002, to provide eligible employees of Nexen Petroleum U.S.A. Inc. (the "Company") and participating employers, Nexen Marketing U.S.A. Inc. and Nexen Petroleum International (U.S.A.) Inc. (the "Participating Employers"), wholly owned subsidiaries of Nexen Inc., a method to meet their long-range financial objectives under the requirements of Section 401(k) of the Internal Revenue Code. Effective, December 29, 2006, an amendment to the plan was executed and adopted to remove Nexen Chemicals U.S.A., Inc., Nexen Oil and Gas U.S.A., Inc. and Canexus U.S. Inc. as participating employers. In early January 2007 the Plan transferred assets totaling $1,928,109 to the newly established Canexus U.S. Inc., Retirement Plan.

     On March 31, 2007, Quadra Energy Trading, Inc. ("QETI") merged with and into Nexen Marketing U.S.A. Inc., a participating employer. Employees of QETI transferred employment to the Company and its affiliates on April 1, 2007. Effective December 31, 2007, the QETI 401(k) Profit Sharing Plan & Trust (the "QETI Plan") was amended to fully vest the accounts of all participants in the QETI Plan who were employees of Nexen Marketing U.S.A. Inc. as of December 31, 2007. Effective January 1, 2008, the QETI Plan was amended to merge with and into the Nexen Savings Plan and Trust.

     For the period from January 1, 2007 to April 5, 2007 and for the year ended December 31, 2006, Nationwide Trust Company, FSB was the trustee of the Plan. On April 5, 2007, all services as trustee of the Plan were transferred to the Charles Schwab Trust Company (the "Trustee"). The recordkeeping function is performed by The 401(k) Company (the "Recordkeeper").

     All regular employees of the Company and Participating Employers who are 18 years of age and over are eligible to participate in the Plan on the entry date coinciding with or next following the date the employee attains age 18. Participant contributions are made on a voluntary basis and directly withheld from the participant's eligible compensation, as defined in the Plan Document. The Plan offers participants the option of making Salary Deferral Contributions and/or Roth 401(k) Contributions. Contributions may be made with: pretax dollars; after-tax dollars; or a combination of pretax and after-tax dollars. Eligible compensation excludes overtime and bonuses. Participants are immediately vested in their employee contribution account and actual earnings thereon.

     The  Company  and  Participating  Employers  will  match  100  percent  of
     Participant contributions up to 6% of the Participant's eligible compensation. Participants are immediately 100% vested in their employer matching account.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


     NOTE 1.   DESCRIPTION OF THE PLAN - CONTINUED

     The Plan's investment options are: (1) Stable Value Trust Fund, (2) Bond Fund of America A, (3) American Century Real Estate Investment Fund, (4) Managers Special Equity Fund, (5) DWS Equity 500 Index Fund, (6) Growth Fund of America A, (7) First Eagle Overseas Fund A, (8) EuroPacific Growth Fund A, (9) Washington Mutual Investors Fund A, (10) Oppenheimer Developing Markets Fund A, (11) Third Avenue Value Fund, (12) American Beacon Small Cap Value Plan, and (13) Nexen Inc. Stock Fund. All Company and Participating Employers contributions are invested in accordance with the investment choices selected by each respective Participant.

     Distribution of a Participant's  entire account becomes due in three ways:
     (1) upon termination of employment, (2) death, or (3) disability, as defined in the Plan Document. At the option of the Participant or beneficiary, such account balances may be distributed in a lump-sum payment or via periodic installment payments as described in the Plan Document.

     Withdrawals from the Plan by active Participants are permitted for specific instances of financial hardship and age 59 1/2 withdrawals, which can be made once every six months. Once per Plan year, a Participant may withdraw a portion or all of his or her after-tax and rollover account, subject to a $250 minimum.

     In December 2005, the Financial Accounting Standards Board issued Statement of Position (SOP) 94-4-1, "REPORTING OF FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS HELD BY CERTAIN INVESTMENT COMPANIES SUBJECT TO THE AICPA INVESTMENT COMPANY GUIDE AND DEFINED-CONTRIBUTION HEALTH AND WELFARE AND PENSION PLANS," which affects defined contribution pension plans and health and welfare plans that hold fully benefit-responsive investment contracts. Currently the Plan holds one investment which is subject to the new guidance under SOP 94-4-1, the Stable Value Fund, which is a common collective trust fund. The results of the new statements have been evaluated and are reflected in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     BASIS OF ACCOUNTING

         The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Current year contributions, expenses, and investment income, including both interest and dividends, which are not received or paid until the subsequent year, are accrued in the current year. Benefits are recorded when paid.

         As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

     INVESTMENTS

         Investments are stated at fair value as determined by the Trust based on quoted market prices at the Plan's year end. Purchases and sales of investments are recorded on a trade date basis. Participants may direct their contributions and any related earnings into many distinct investment options, including the Nexen Inc. Stock Fund. Interest is allocated to Participant accounts on a pro-rata basis depending on the Participants' account balance. Dividends are allocated based on the number of shares in a Participant's account.

         A brief description of investment options is as follows:

           STABLE VALUE TRUST FUND - The Invesco Stable Value Trust Fund is a collective trust fund in the Institutional Retirement Trust ("IRT"). IRT is a Collective Trust of Invesco National Trust Company for Participating Pensions and Profit Sharing Trusts, established by Invesco National Trust Company, formerly known as AMVESCAP National Trust Company. The Trust's primary objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers.

           AMERICAN BEACON SMALL CAP VALUE PLAN - is a small value fund that seeks long-term capital appreciation and current income by investing over 80% of its assets in equity securities of companies within the United States.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     INVESTMENTS - CONTINUED

           BOND FUND OF AMERICA A - invests primarily in high quality intermediate-term corporate bonds and U.S. government securities.

           AMERICAN CENTURY REAL ESTATE INVESTMENT FUND - seeks long-term capital appreciation; current income is a secondary consideration. The fund invests at least 80% of assets in equities issued by companies in the real estate industry.

           MANAGERS SPECIAL EQUITY FUND - is a small growth fund that seeks long-term capital appreciation by investing at least 80% of assets in equity securities.

           DWS EQUITY 500 INDEX FUND - is a large company growth and income fund that invests primarily in equity securities of companies included in the S & P 500.

           GROWTH FUND OF AMERICA A - is a large growth fund that seeks capital growth by investing primarily in common stocks. The fund may invest up to 15% of assets in securities of issuers domiciled outside of the United States and Canada.

           FIRST EAGLE OVERSEAS FUND A - is a foreign stock fund that seeks long-term capital growth by investing primarily in equities of small and mid-sized foreign companies in developed and emerging markets.

           EUROPACIFIC GROWTH FUND A - is a large company foreign stock fund that seeks long-term capital appreciation by investing in companies domiciled in developed countries outside the United States.

           WASHINGTON   MUTUAL   INVESTORS   FUND  A  -  is  a  large   company
           value-oriented growth and income fund.

           OPPENHEIMER DEVELOPING MARKETS FUND A - is an emerging markets stock fund that seeks long-term growth by investing in stock of issues in countries with developing markets.

           THIRD AVENUE VALUE FUND - is a small value fund that seeks long-term capital appreciation by investing in equity securities issued by companies that are believed to be undervalued and to have strong financial positions and responsible management.

           NEXEN INC. STOCK FUND - provides ownership interest in Nexen Inc. Common Stock with short-term cash sufficient to maintain a liquidity balance to facilitate daily transactions and compliance with securities law.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     NATURE OF INVESTMENT CONTRACTS

         The Plan's Stable Value Trust Fund (the "Fund") invests primarily in investment contracts such as traditional guaranteed investment contracts ("GICs") and enters into wrapper contracts (also known as synthetic GICs). In a traditional GIC, investment contracts are backed by the general account of the issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract terms. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest).

         In a synthetic GIC structure, the underlying investments are owned by the Fund and held in trust for plan participants. The Fund enters into wrapper contracts from high-quality insurance companies or banks that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrapper contract obligates the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrapper agreement). Under the terms of the wrapper contract, the realized and unrealized gains and losses on the underlying investments are, in effect, amortized over the duration of the underlying investments, through adjustments to the future contract interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The wrapper contract provides that the adjustments to the interest crediting will not result in a future interest crediting rate that is less than zero. This ensures that participants' principal and accrued interest will be protected.

         In general, if the contract value of the wrapper agreement exceeds the market value of the underlying investments (including accrued interest), the wrapper provider becomes obligated to pay that difference to the Fund in the event that shareholder redemptions result in a total liquidation. In the event that there are partial shareholder redemptions that would otherwise cause the contract's crediting rate to fall below zero percent, the wrapper is obligated to contribute to the Fund an amount necessary to maintain the contract's crediting rate at least zero percent. The circumstance under which payments are made and the timing of payments between the Fund and the wrapper provider may vary based on the terms of the wrapper contract.

         In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor Plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer's underwriting criteria for issuance of a clone wrapper contract.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     NATURE OF INVESTMENT CONTRACTS - CONTINUED

         While it is possible that some of the plans participating in the Trust may experience plan terminations or other events that would trigger fair value payouts under the Trust's wrapper agreements, based on prior experience, management of the Trust believes it is not probable that such events would be of sufficient magnitude to limit the ability of the Trust to transact at contract value with the participants in the Trust. Given that such events are beyond the control of the Plan, however, there can be no guarantee that this will be the case.

         Average yields for Stable Value Fund
                                                                              Year ended
                                                                             December 31,
                                                                           ---------------
                                                                            2007     2006
                                                                           ------   ------
         Based on actual earnings (at fair value)                          5.334%   5.110%
         Based on interest rate credited to participants (at fair value)   4.270%   4.851%

     MARKET AND CREDIT RISKS

         The Plan invests in a variety of investments. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that the changes in the values of the investments will occur in the near term and that such changes could materially affect the amount reported in the Plan's statement of net assets available for benefits.

     ADMINISTRATION

         The Plan is administered by the Administrative Committee, which is composed of members who are either officers or employees of the Company. Investment options for the Plan are selected by the Benefit Plan Design Committee from funds available through the Recordkeeper. Some of the fund providers charge 12b-1 fees at the fund level before earnings are paid to investors. The Recordkeeper receives fees from these fund providers from 12b-1 fees charged to the funds. 12b-1 fees received by the Recordkeeper are based on Plan assets invested in each fund. Similarly, all Trustee fees for the Plan are received from 12b-1 fees charged to the funds. 12b-1 fees received by the Trustee are also based on Plan assets invested in each fund.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     LOANS TO PARTICIPANTS

         Participant loans receivable are stated at cost, which approximates fair value. A Participant may borrow up to the lesser of 50% of his or her vested account balance or $50,000 with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months. Participants are charged a $50 loan set-up fee with a $2 monthly maintenance fee per loan. The loans are secured by a lien on the borrower's vested account balance in the Plan and bear interest at rates based on prevailing market conditions. Interest rates on outstanding loans at December 31, 2007 ranged from 6.25% to 9.13%.

     PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right to terminate the Plan pursuant to provisions set forth by the Plan Document and subject to the provisions of ERISA. In the event of Plan termination, each Participant's account shall become fully vested and Participants will be entitled to distributions of their entire accounts.

     NEW ACCOUNTING PRONOUNCEMENTS

         In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, The provisions of SFAS No. 157 are effective for the Plan beginning January 1, 2008. The adoption of SFAS No. 157 is not expected to have a material impact on the Plan's net assets available for plan benefits or changes in net assets available for plan benefits


NOTE 3.   TAX STATUS

     The Plan received a favorable determination letter from the Internal Revenue Service dated April 5, 2002, stating that the Plan and its amendments are qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust is exempt from taxation under Section 501(a) of the Code. The Trust established under the Plan to hold the Plan's assets is intended to qualify pursuant to the appropriate section of the Internal Revenue Code as a tax-exempt organization. The plan has been amended since receiving the determination letter. However, the Company and the Plan's tax counsel believe that the Trust continues to qualify and to operate as designed.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 4.   INVESTMENTS

     Investments that represent 5% or more of the net assets available for Plan benefits at December 31, 2007 and 2006 are as follows:

                                                              December 31,        December 31,
                                                                 2007                 2006
                                                              Fair Value           Fair Value
                                                           ---------------      ----------------
       Bond Fund of America A                              $    3,556,983       $     3,257,643
       EuroPacific Growth Fund A                                4,515,914             3,440,498
       Nexen Inc. Stock Fund                                   17,622,506            17,044,005
       Stable Value Fund                                        5,680,702             5,995,388
       Third Avenue Value Fund                                  3,027,274             2,772,459
       Washington Mutual Investors Fund A                       5,320,310             5,015,076
       Growth Fund of America A                                 3,957,948             3,197,142
       Oppenheimer Developing Markets                           3,164,594                     -
       American Century Real Estate                                     -             2,914,279

     During 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) increased in value by $5,177,339 and $7,225,045, respectively, as follows:

                                                2007                            2006
                                   ------------------------------  ------------------------------
                                                    Realized and                    Realized and
                                    Interest and      Unrealized    Interest and      Unrealized
                                       Dividends           Gains       Dividends           Gains
                                   --------------  --------------  --------------  --------------
       Mutual funds                $   3,375,250   $  (1,110,899)  $   2,225,242   $   2,169,687
       Stock funds                        53,617       2,805,654          55,371       2,708,928
       Loans to Participants              53,717                          65,817

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 5.   PLAN AMENDMENTS

     On June 30, 2006, the Seventh Amendment to the Nexen Savings Plan was executed and adopted effective July 1, 2006. The purpose of this amendment was to change the Plan's cash-out distribution dollar limit from $1,000 to $5,000.

     On December 27, 2006, the Eighth Amendment to the Nexen Savings Plan was executed and adopted effective December 1, 2006. The amendment incorporates the provisions of the Roth 401(k), the final regulations under sections 401(k) and 401(m) of the Internal Revenue Code, and a provision expanding the definition of a financial hardship to include certain funeral expenses and expenses for the repair of damage to an employee's principal residence.

     On December 29, 2006, the Ninth Amendment to the Nexen Savings Plan was executed and adopted. Effective December 29, 2006, Section XIII of the Adoption Agreement was amended to remove Canexus U.S. Inc., Nexen Chemicals U.S.A. Inc, and Nexen Oil and Gas U.S.A. Inc as participating employers under the plan.

     On December 14, 2007, the Tenth Amendment to the Nexen Savings Plan was executed and adopted to permit cash transfers directly to the Plan from other qualified plans. Effective December 31, 2007, Section III.G. of the Adoption Agreement was amended in its entirety to state transfers from other plans into this Plan shall not be allowed without approval of the Benefit Design Committee.

     On December 27, 2007, the Eleventh Amendment to the Nexen Savings Plan was executed and adopted. The purpose of the amendment was to allow, effective January 1, 2007, certain participants, who are part of the Reserve component of the U.S. Military ordered or called to active duty after September 11, 2001 and before December 31, 2007 to obtain a Qualified Distribution for a non-spouse beneficiary to rollover funds to an inherited individual retirement account; or for a participant to withdraw amounts from the plan for certain hardships of a primary beneficiary. In addition, the plan was amended to reflect the appointment of the Charles Schwab Trust Company as Trustee of the plan, replacing Nationwide Trust Company, FSB, effective April 5, 2007.

NOTE 6.   SUBSEQUENT EVENTS

     The QETI Plan was amended to merge with and into the Nexen Savings Plan and Trust effective January 1, 2008. In early January 2008, the QETI Plan transferred assets into the Nexen Savings Plan and Trust totaling $64,116.

     Effective February 28, 2008, the Company entered into an agreement to change investment options from the INVESCO Stable Value Fund to the Charles Schwab Stable Value Fund.

                             SUPPLEMENTAL SCHEDULE

                               NEXEN SAVINGS PLAN
         SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                EIN: 06-0944810
                                PLAN NUMBER 001
                               DECEMBER 31, 2007


(a)               (b)                                    (c)                             (d)          (e)
                                          Description of Investment including
      Identity of Issuer, borrower         maturity date, rate of investment,                       Current
        lessor, or similar party          collateral, par, or maturity value            Cost #       value
---- ----------------------------------  ------------------------------------         ---------  ------------
PARTICIPANT-DIRECTED INVESTMENTS:

     The American Funds Group            Bond Fund of America A,
                                           Net Asset Value $13.06                                $  3,556,983

     The American Funds Group            Washington Mutual Investors Fund A,
                                           Net Asset Value $33.63                                   5,320,310

     The American Funds Group            EuroPacific Growth Fund A,
                                           Net Asset Value $50.87                                   4,515,914

     American Beacon                     American Beacon Small Cap Value Plan
                                           Net Asset Value $17.22                                   1,238,961

     DWS Scudder Funds                   DWS Equity 500 Index Fund,
                                           Net Asset Value $164.59                                  2,582,138

     First Eagle Funds                   First Eagle Overseas Fund A,
                                           Net Asset Value $23.18                                   2,161,842

     Managers Funds                      Managers Special Equity Fund
                                           Net Asset Value $64.26                                   1,931,553

     The American Funds Group            Growth Fund of America A,
                                           Net Asset Value $50.87                                   3,957,948

     Third Avenue Funds                  Third Avenue Value Fund,
                                           Net Asset Value $60.76                                   3,027,274

     American Century Investments        American Century Real Estate Investment Fund,
                                           Net Asset Value $21.16                                   2,768,660

     Oppenheimer Funds                   Oppenheimer Developing Markets Fund A,
                                           Net Asset Value $48.65                                   3,164,594

     The American Funds Group            Cash Management Trust Of America,
                                           Par Value $1.00                                            488,217

     Federated Capital Reserves          Federated Capital Reserves
                                           Par Value $1.00                                                 10

     AMVESCAP National Trust Company     Stable Value Trust Fund,
                                           Par Value $1.00                                          5,680,702

     Chase Bank, NA                      Cash                                                             340

*    Nexen Inc.                          Nexen Inc. Stock Fund
                                            (Nexen Inc. Stock, no par,
                                             Net Asset Value $32.27)                               17,622,506

*    Loans to Participants               Interest Rates From 6.25% to 9.13%                           761,928
                                                                                                 -------------

                                                                                                 $ 58,779,880
                                                                                                 =============

*    Indicates each identified person/entity known to be party-in-interest.

#    Historical   cost   information   omitted  as  it  is  not   required  for
     participant-directed investments.

     This supplemental schedule lists assets held for investment purposes at December 31, 2007, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.

                                   SIGNATURES

          THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Nexen Petroleum U.S.A. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED:  June 25, 2008

                                          NEXEN SAVINGS PLAN

                                          By:  Nexen Petroleum U.S.A. Inc.


                                          By:  /s/ Brian C. Reinsborough
                                               --------------------------------
                                               Brian C. Reinsborough, President

                               INDEX TO EXHIBITS


        EXHIBIT
        NUMBER                   DESCRIPTION OF EXHIBITS
        ------                   -----------------------

           1               Consent of Weaver & Tidwell, L.L.P.